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                                                                    Exhibit 20.2


                          FOODSERVICE SUPPLY AGREEMENT



                                     BETWEEN



                              CAMPBELL SOUP COMPANY



                                       AND



                         VLASIC FOODS INTERNATIONAL INC.



                                 EFFECTIVE AS OF

                                 MARCH 30, 1998
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                          FOODSERVICE SUPPLY AGREEMENT

         THIS IS A FOODSERVICE SUPPLY AGREEMENT dated as of March 30, 1998 ("AGREEMENT"), by and between CAMPBELL SOUP COMPANY, a New Jersey corporation (together with its successors and permitted assigns, "CAMPBELL"), and VLASIC FOODS INTERNATIONAL INC., a New Jersey corporation (together with its successors and permitted assigns, "VLASIC").

                                   BACKGROUND

A. Campbell has for some time past manufactured and packed Products for foodservice distribution at its production facility located in Omaha, Nebraska.

B. As of March 30, 1998, Campbell distributed to Campbell's shareowners all of the outstanding shares of Vlasic's common stock (the "Spinoff").

C. As a result of the Spinoff, Vlasic has acquired title to the Omaha, Nebraska facility and wishes to continue to produce, package and deliver Products to Campbell.

D. This Agreement sets forth the arrangements between the parties with respect to the supply of Products.

         Intending to be legally bound, Campbell and Vlasic agree as follows:


                                   ARTICLE ONE
                                   DEFINITIONS

         SECTION 1.1 DEFINITIONS. Unless the context otherwise requires, the following words and phrases have the meanings set forth below:

         AFFILIATE means, with regard to any person, any person who or which directly or indirectly controls or is controlled by, or is under direct or indirect control with, such person, and for such purpose, "controlling" means possessing, directly or indirectly, the power to direct or cause the direction of the management and affairs of such person, whether through ownership of voting shares, contract or otherwise.

         AGREEMENT means this agreement and any instrument or Schedule attached hereto or referred to herein.

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         BUSINESS DAY means any day except Saturday, Sunday and a statutory holiday in the United States.

         COMMITTEE has the meaning set forth in Section 6.1.

         COMPETITIVE ACTIVITY has the meaning set forth in Section 8.4.

         CONTRACT PERIOD means either the 12-month period beginning on March 30, 1998 and ending on March 29, 1999 or the 12-month period beginning on March 30, 1999 and ending on March 29, 2000.

         COST IMPROVEMENT PROGRAM has the meaning set forth in Section 7.1.

         DESIGNATED OFFICERS has the meaning set forth in Section 12.1(2).

         DISPUTES has the meaning set forth in Subsection 12.1.

         EFFECTIVE DATE means March 30, 1998 or such other date as may be agreed to by the parties.

         FACILITY means the Omaha, Nebraska plant or other facility as mutually agreed.

         FORCE MAJEURE has the meaning set forth in Subsection 13.10.

         INITIAL MEDIATION PERIOD has the meaning set forth in Subsection
12.1(2).

         NON-COMPETE PRODUCTS has the meaning set forth in Subsection 8.4(1).

         NON-CONFORMING PRODUCT has the meaning set forth in Subsection
4.1(3)(v).

         OPERATING EQUIPMENT means all equipment, supplies and materials of every nature and kind as may from time to time be required or desirable for the due performance of Vlasic's obligations hereunder.

         PACKAGING SPECIFICATIONS has the meaning set forth in Subsection
2.3(3).

         PRICE SCHEDULE has the meaning set forth in Subsection 3.1.

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         PRODUCTS means the Campbell food service products identified on the attached Schedule "A" to be manufactured, packaged and delivered to Campbell by Vlasic in accordance with this Agreement.

         PRODUCT SPECIFICATIONS has the meaning set forth in Subsection 2.3(6).

         SPECIFICATIONS means the Products Specifications and the Packaging Specifications.

         SPINOFF has the meaning set forth in the preamble to this Agreement.

         VLASIC means Vlasic Foods International Inc.

         SECTION 1.2 PARAGRAPHS AND HEADINGS. The division of this Agreement into paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

                                   ARTICLE TWO
                             MANUFACTURE AND SUPPLY

         SECTION 2.1 MANUFACTURE AND SUPPLY OF PRODUCTS. From and after the Effective Date, and subject to the other terms and conditions hereof, Vlasic shall manufacture, package and supply to Campbell Products in the quantities and varieties ordered by Campbell pursuant hereto, which quantities shall not exceed the full line capability of Lines 7, J, K and L. Campbell orders for Product produced on Line 6 shall not exceed 50% of the capacity utilization of Line 6 unless such capacity is not needed by Vlasic. Campbell agrees that it will place orders for not less than 5,564,736 cases of Product for delivery during each Contract Period. Line capacity (capability) depends on product mix. Full line capacity is based on a 48 week schedule, 6 days, 2 shifts.

         SECTION 2.2       PRODUCTION FACILITY.

         (1) Unless otherwise mutually agreed in writing by Campbell, from and after the Effective Date hereof, Vlasic shall manufacture, package and supply Products only from the Facility.

         (2) Vlasic shall maintain the Omaha, Nebraska facility and any other approved facilities at which Products are produced and/or stored, and all Operating Equipment, in a clean, secure and sanitary condition, and shall comply with any and all applicable local, state and federal laws, ordinances, rules and regulations now in effect or which may hereafter be in effect.

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         (3) Vlasic shall employ a sufficient number of suitably trained and qualified management, production, engineering and technical personnel for the purposes of producing and packaging Products and shall generally maintain suitable Operating Equipment and allocate sufficient resources for the purposes of enabling Vlasic to fulfill its obligations to Campbell under this Agreement.

         SECTION 2.3       SPECIFICATIONS.

         (1) Vlasic shall, in accordance with the terms and conditions hereof, manufacture, package and supply Products of good quality, which Products shall conform in all respects with the Specifications. Campbell shall provide Vlasic with a minimum of sixty (60) days advance written notice of any changes, modifications, deletions or additions to the Specifications that are (a) required by changes in applicable laws or regulations or (b) otherwise, subject to verification by Vlasic of manufacturing feasibility, deemed by Campbell to be reasonably necessary or desirable to maintain or improve the quality of the Products or to carry out the purpose and intent of this Agreement.

         (2) Vlasic shall manufacture Products to ensure that the finished Products meet Campbell's existing quality requirements for such Products and in accordance with all applicable industry standards and federal, state and local government regulations or requirements from time to time.

         (3) Vlasic shall acquire, pay for and provide all ingredients, labels, cartons and packaging materials required for the Products. Vlasic will package Products only in containers and other packaging in accordance with Campbell's packaging standards and specifications (the "Packaging Specifications") and in accordance with all applicable industry standards and federal, state and local government regulations and requirements. Campbell will be responsible for and liable for, and will indemnify and hold Vlasic harmless from and against, any claims for anyone (governmental authorities, private individuals, corporations or otherwise) that such labels or case materials, or any other written or printed materials prepared as instructed by Campbell, contain or fail to contain information, trademarks, brand names, advertisements, or data that violates or infringes upon any rights of anyone or otherwise violates any applicable law.

         (4) Upon request from Campbell, Vlasic shall submit to Campbell samples of containers or other packaging as Campbell may require for the purpose of determining whether there has been compliance with the Packaging Specifications or other provisions of this Agreement.

         (5) Vlasic shall not use on any container or other packaging for Products, any label, trademark, trade name, logo or design except as specifically authorized by Campbell.

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         (6) Because Specifications have not been agreed as of the Effective
Date, Campbell and Vlasic will operate in accordance with the past practice when the foodservice business and the Omaha, Nebraska plant were both units of Campbell until Specifications have been agreed. Within 30 days of the Effective Date, the Committee shall recommend Specifications for the Products. Individual Product Specifications shall become effective upon the written agreement of the parties following receipt of the recommendation of the Committee as to each such Specification. The Committee is hereby instructed to prioritize the making of recommendations on individual Specifications based on the anticipated annual value of the underlying Products.

         (7) For the avoidance of doubt, because the Agreement is a cost-based agreement, all costs required for Vlasic to comply with Specifications and consistent with Schedule "B" shall be fully reflected in the prices established pursuant to Article Three.

                                  ARTICLE THREE
                                PRICES OF PRODUCT

         SECTION 3.1 PRICES. The prices payable by Campbell for Product supplied by Vlasic shall be as set forth on the attached Schedule "B" (the "Price Schedule).


                                  ARTICLE FOUR
                          PURCHASE PROCEDURES AND TERMS

         SECTION 4.1       FORECASTS AND ORDERS.

         (1) Prior to the beginning of such period, Campbell shall provide Vlasic with a good faith, non-binding written annual estimate of the aggregate amount of Product Campbell expects to request during such Contract Period, which shall be updated quarterly. Every 30 days, Campbell will provide Vlasic with an adjusted written estimate of its aggregate Product requirements on a weekly basis. The adjusted estimate will cover a rolling twelve (12) week period, commencing two (2) weeks from the date of the estimate.

         (2) The forecasts provided by Campbell pursuant to Subsection 4.1(1) above will represent estimated quantities only, will be based on available information at the time of preparation, will not be binding upon Campbell and may be revised by it at any time. The obligation to supply and purchase Products hereunder shall be evidenced by written orders submitted by Campbell specifying the quantity of Product, by MOA, and the required delivery date for the Products. For delivery dates to be binding on Vlasic, orders must be consistent with the order forecast and be received no less than eight (8) days before delivery is requested.

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         (3) The following terms and conditions of sale shall be deemed to be an integral part of every purchase order for Products and of every transaction of purchase and sale of Products between Campbell and Vlasic. Notwithstanding any stipulation of Campbell or contained in Vlasic's communications with respect to Campbell's orders for Products which conflicts or is inconsistent with any provision contained in this Agreement, the provisions herein shall prevail. No waiver, alteration or modification of any of the terms and conditions set forth herein shall be binding upon the parties unless such waiver, alteration or modification is specifically agreed to in writing by the parties:

         (i) Title to Products and Risk of Loss. All Products will be delivered by Vlasic F.O.B. Campbell's designated warehouse. Risk of loss shall pass to Campbell when the carrier delivers Products to Campbell's designated warehouse.

         (ii) Responsibility for Transportation. Vlasic will arrange and pay for the transportation of any Products away from Vlasic's Omaha, Nebraska facility, at the time and on the delivery date specified by Campbell. Any claims for Products damaged or lost en route to the warehouse will be pursued by, and at the expense of (and will be for the account of) Vlasic. Vlasic guarantees to Campbell that, when delivered, Products will meet the Specifications, the other requirements of this Agreement and all applicable laws.

         (iii) Additional Delivery Terms. For the purposes of certainty, prices shall include and Vlasic shall otherwise bear the responsibility for all preparation, packing, boxing, crating, dunnage, skids and returnable containers. Campbell shall be responsible for any charges or costs associated with the use of pallets transferred from Vlasic to Campbell and after the applicable delivery date. Campbell shall have no obligation in respect of the loading of Products upon a carrier at Vlasic's facilities or the insurance of Products during such loading.

         (iv) Inspection and Acceptance. Campbell may inspect Products prior to loading upon a carrier at the Facility and may station qualified Quality Assurance personnel at the Facility to monitor Vlasic's production, provide advice concerning compliance with the Specifications and accept Products on behalf of Campbell. The Committee shall make a recommendation to the parties concerning such stationing within 30 days of the Effective Date. Any presence of Campbell Quality Assurance people at the Facility shall not modify or change Vlasic's obligation to manufacture the Products in accordance with the Specifications.

         (v) Return of Products. Vlasic will assume all costs with respect to rejected Product which is unacceptable because of Vlasic's failure to follow the

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                  Specifications or which result from some error by Vlasic in the manufacturing or packaging process ("Non-Conforming Product"). Vlasic agrees to take back any rejected Non-Conforming Products which are tendered to it by Campbell and to correct the defects in them within a reasonable time or destroy them and replace them at its own expense. If Campbell directs third parties to correct, replace or destroy Non-Conforming Product, Vlasic shall assume all reasonable costs thereof. In the event Product is destroyed, Vlasic shall provide proof of destruction to Campbell. Vlasic shall reimburse or credit Campbell for the invoiced cost of rejected Non-Conforming Product previously paid for by Campbell and not corrected or replaced by Vlasic. Vlasic shall also be responsible for all freight and insurance costs connected with the return of defective Product.

         SECTION 4.2 PAYMENT TERMS. Each delivery of Products will be invoiced based on Operating Plan Cost Per Case. Payment terms shall be net fifteen (15) days from receipt and acceptance of such invoice. Payment shall be by check forwarded to Vlasic's address for notice. Within fifteen (15) days after the close of each month, Vlasic shall provide Campbell with a reconciliation of amounts invoiced during such month against actual costs for the production of Products invoiced. If the reconciliation shows that the aggregate amount invoiced during such month was less than actual, Vlasic will submit an additional invoice for such amount. If the reconciliation shows that the aggregate amount invoiced during such month was more than actual, Vlasic will pay the overage to Campbell by check forwarded to Campbell's address for notice.

         SECTION 4.3       PRODUCTS ACCEPTABILITY.

         (1) Vlasic recognizes that it is fundamental to the success of the marketing, distribution and sale of Products that Campbell obtain good quality Products from Vlasic. Accordingly, Vlasic warrants to Campbell that the Products will be free from any defects of whatsoever kind in manufacture, ingredients, packaging, and title, and will conform in every respect to the Specifications.

         (2) The provisions of this Section shall not be deemed to diminish, restrict or exclude the operation of any warranty implied or imposed by law or otherwise nor any other rights and remedies provided by law for breach of warranty and breach of contract.

         SECTION 4.4 RECALL PROCEDURE. Subject to the limitations set forth in
Section 9.3, if any regulatory agency requires the recall of a Product or Products or if Campbell or Vlasic wish voluntarily to recall a Product or Products Agreement, Campbell and Vlasic shall coordinate such recall.

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         SECTION 4.5 SALE OF PRODUCTS TO EMPLOYEES. Notwithstanding the other terms and conditions of this Agreement, Campbell acknowledges that Products may be sold by Vlasic to employees of Vlasic, provided such persons are prohibited from reselling such Products.


                                  ARTICLE FIVE
                        ADDITIONAL OBLIGATIONS OF VLASIC

         SECTION 5.1 CONFLICTING AGREEMENTS. Vlasic covenants and represents that it has no prior or existing, nor will it enter into any, agreements or arrangements with or obligations to, any third party that would interfere or conflict with any of the provisions of this Agreement in any manner whatsoever.

         SECTION 5.2 INFORMATION REQUESTS. Vlasic shall from time to time promptly, upon request by Campbell, furnish to Campbell in writing all information and/or reports reasonably requested by Campbell relating to the Products and Vlasic's obligations hereunder.

         SECTION 5.3       TRADEMARKS.

         (1) Vlasic shall not, for any reason, during the Term of this Agreement, except as authorized in writing by Campbell, alter, deface or remove any trademarks, patent numbers, notices, information or legends on Products without the prior written consent of Campbell.

         (2) Vlasic hereby acknowledges the validity of Campbell's title to all trademarks, trade names and logos and designs (whether or not registered) owned or claimed by Campbell and used in connection with the packaging, labeling or marketing of Products, including the trademark "Campbell Soup Company", "Prego", and "Chef's Savour". Vlasic covenants and agrees that it will not at any time directly or indirectly contest the validity of the title of the aforesaid intellectual property or Campbell's or Campbell's Affiliate's title to such intellectual property.


                                   ARTICLE SIX
                            OVERSIGHT AND INSPECTIONS

         SECTION 6.1 JOINT COMMITTEE. Within thirty (30) days after the Effective Date, Campbell and Vlasic shall establish a committee composed of three representatives of each party (the "Committee"). The Committee shall meet once per quarter after the Effective Date. The Committee will review "enabler" projects, new technology which might be utilized to supply the Products hereunder and will review other issues such as Product Specifications, technological advancements, Product

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quality, business planning, forecasts, cost reductions, performance under this
Agreement, and such other matters as the Committee shall reasonably deem appropriate.

         SECTION 6.2 QUALITY CONTROL AND REPORTS. Vlasic shall establish and maintain a rigorous quality control program covering all Products sold to Campbell or for Campbell's account. Vlasic shall provide to Campbell the quality control reports and such other reports as Campbell may reasonably request from time to time.

         SECTION 6.3 INSPECTIONS AND RECORDS. Vlasic shall at all times during normal business hours permit Campbell's personnel and other Campbell-designated representatives to have reasonable access to (a) those portions of the Omaha, Nebraska Facility where Products are manufactured, the Products, and all locations where the Products are stored, and (b) all operational, financial and other records (including computer or other electronically encoded records) that are records of the production and costs of the Products; provided that such examination will be conducted during Vlasic's normal business hours and in such a manner as to reasonably minimize disruption of Vlasic's business. Vlasic shall cooperate fully with Campbell during all inspections and shall, upon request, promptly provide to Campbell copies of any such records.

         SECTION 6.4 REGULATORY MATTERS. Vlasic shall obtain all regulatory and/or governmental permits necessary to manufacture and sell the Products hereunder. Vlasic shall bear the responsibility for filing any reports relating to the Products required by applicable government authorities.


                                  ARTICLE SEVEN
                              PROCESS IMPROVEMENTS

         SECTION 7.1 COST IMPROVEMENT PROGRAM. Both parties will, in good faith, negotiate to develop and implement a program to reduce costs ("Cost Improvement Program"). This Cost Improvement Program is intended to lower costs while maintaining or improving quality, service and productivity. The parties agree in principle that the economic benefit of any actions taken pursuant to a Cost Improvement Program shall be shared with ninety percent (90%) of such benefit accruing to Campbell.

         SECTION 7.2 SHARED BENEFITS. Vlasic will make available to Campbell all technologies and productivity improvement programs available to any other co-pack customer of Vlasic. This Section 7.2 shall not be construed to require
(i) Vlasic to make available any such technologies or programs if such use would be prohibited by an agreement with a third party or (ii) disclosure to Campbell of any proprietary information of Vlasic.

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         SECTION 7.3 NEW FORMULATIONS OR PACKAGING. Upon request by Campbell,
Vlasic will use reasonable efforts to evaluate new or modified Product formulations, new varieties or new packaging for the Products, to determine feasibility of production. If Vlasic and Campbell determine that such production is feasible, then, upon written agreement by the parties as to the applicable terms, including price, Vlasic will produce such new or modified formulations or packaging.

         SECTION 7.4 SPECIAL BATCHES. From time to time, Campbell may request that Vlasic run special batches, which will be run as soon as reasonably possible after receipt of a written request providing detailed instructions for running the special batch. A Campbell research and development professional shall be on-site at the Facility to supervise the running of any special batch unless otherwise agreed by Vlasic. All remaining unique ingredients, packaging materials and finished product inventory shall be purchased by Campbell from Vlasic and removed from the Facility immediately after completion of the special batch. These remaining materials will be shipped to an offsite storage location and stored in an account for Campbell. Pricing of special batches shall be computed and invoiced as the sum of (a) all materials, (b) actual direct labor and (c) an overhead factor (which includes depreciation) equal to four hundred percent (400%) of actual direct labor.

         SECTION 7.5 ADDITIONAL CAPITAL EQUIPMENT. If both parties agree to add additional capital equipment to modify existing processes (apart from repair and replacement in the ordinary course) or existing Products or to produce a new Product formulation, Campbell and Vlasic will negotiate in good faith the terms of an appropriate return to the party who makes the capital investment.


                                  ARTICLE EIGHT
                    REPRESENTATIONS, WARRANTIES AND COVENANTS

         SECTION 8.1 CAMPBELL. Campbell represents and warrants to Vlasic as follows:

         (1) Qualification. Campbell is a New Jersey corporation duly organized, validly existing and in good standing under the laws of New Jersey and has all requisite power and authority to operate its business as and where presently being conducted.

         (2) Authorization and Enforceability. Campbell has full corporate power and corporate authority to make, execute, deliver and perform this Agreement, and the execution, delivery and performance of this Agreement by Campbell has been duly authorized by all necessary action on the part of Campbell. This Agreement has been duly executed and delivered by Campbell and constitutes a valid and binding obligation of Campbell enforceable against Campbell in accordance with its terms.

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         (3) No Pending Litigation. There is no pending or threatened litigation challenging Campbell's authority to enter into and perform this Agreement.

         SECTION 8.2 VLASIC. Vlasic represents and warrants to Campbell as follows:

         (1) Qualification. Vlasic is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has all requisite power and authority to operate its business as and where presently being conducted.

         (2) Authorization and Enforceability. Vlasic has full corporate power and corporate authority to make, execute, deliver and perform this Agreement, and the execution, delivery and performance of this Agreement by Vlasic has been duly authorized by all necessary action on the part of Vlasic. This Agreement has been duly executed and delivered by Vlasic and constitutes a valid and binding obligation of Vlasic enforceable in accordance with its terms.

         (3) No Violation of Laws or Agreements. The execution, delivery, and performance of this Agreement does not, and Vlasic's performance of this Agreement will not (i) contravene any provision of the Certificate of Incorporation or Bylaws of Vlasic; (ii) violate, conflict with, or result in a breach of any judgment, injunction, writ, award, decree, restriction, ruling or order of any court, arbitrator or governmental or regulatory authority (domestic or foreign) or any applicable law, ordinance, rule or regulation; or (iii) violate, conflict with, result in a breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice, or both, constitute a default) under, or result in or permit the termination, modification, acceleration, or cancellation of any material indenture, mortgage, loan or credit agreement, license, instrument, lease, contract, plan, permit or other agreement or commitment, oral or written, to which Vlasic is a party or by which any of its assets is bound.

         (4) No Pending Litigation. There is no pending or threatened litigation challenging Vlasic's authority to enter into and perform this Agreement.

         (5) Consents. No consent, approval or authorization of, or registration or filing with, any person is required in connection with the execution, delivery and performance of this Agreement, or the performance of this Agreement by Vlasic.

         (6) Title Infringement. Vlasic has, or at the time of performance shall have, and shall transmit to Campbell good title to the Products, free and clear of liens and encumbrances of any kind whatsoever.

         (7) Products. All Products sold or delivered to Campbell hereunder shall (i) conform to the Specifications, (ii) be produced in accordance with good food manufacturing practices under strict sanitary conditions, (iii) not be adulterated or

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misbranded, and (iv) comply with all applicable federal, state and local laws, rules and regulations, including, without limitation, the United States Food, Drug and Cosmetic Act.

         (8) Other. Vlasic is an Equal Opportunity Employer in compliance with the provisions of Executive Order 11246 as amended by Executive Order 11375, and Vietnam Era Veterans Readjustment Act of 1974, as implemented by 41 C.F.R. 60-250 and the Rehabilitation Act of 1973, as amended, as implemented by 43 C.F.R. 60-741, which among other things requires government contractors and subcontractors to take affirmative action to employ and advance in employment protected classes of people.

         SECTION 8.3 VLASIC'S AFFIRMATIVE COVENANTS. Vlasic covenants that, during the term of this Agreement, it shall:

         (1) operate the Facility in compliance with all applicable laws, rules and regulations;

         (2) cooperate in good faith with Campbell in any investigation or health or other inspection relating to the Omaha, Nebraska facility or the Products; and

         (3) within 90 days of the Effective Date, the Committee shall propose certain additional general procedures relevant to quality assurance not contained in the Specifications which, upon acceptance by both parties, shall form a part of this Agreement.

         SECTION 8.4 VLASIC'S NEGATIVE COVENANTS.

         (1) Non-Compete. Vlasic acknowledges that Campbell would be irreparably damaged if Vlasic were to use for its own benefit the proprietary formulae, and other confidential information of Campbell which is or becomes known to Vlasic in connection with the performance of this Agreement. In order to secure the interests of Campbell hereunder, Vlasic covenants that, during the term of this Agreement, it shall not, without the prior consent or approval of Campbell, engage in any Competitive Activity. For purposes of this Agreement, "Competitive Activity" means manufacture, sale, supply or distribution, directly or through any intermediary, of the products listed on Schedule "C" ("Non-Compete Products") to any person or entity other than Campbell. This covenant shall not restrict Vlasic from acquiring in any manner, and subsequently operating and managing, any business, organization, company or other entity which, directly or indirectly, manufactures, sells, supplies or distributes any of the Non-Compete Products so long as the manufacture, sale, supply and distribution of the Non-Compete Product is not a principal product (i.e. does not constitute more than twenty-five percent (25%) of the sales) of the entity acquired. Competitive Activity shall not include (i) any retail product (other than the Products) which is currently manufactured, sold, distributed or marketed by Vlasic or its

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Affiliates; or (ii) any use of a Non-Compete Product in a multi-component retail pack. With respect to frozen soup, this covenant shall remain in full force and effect during the three (3) year period commencing on the Effective Date.

         (2) Use of Formulae. Vlasic will not use Campbell formulae anywhere but on Products.

                                  ARTICLE NINE
                          INDEMNIFICATION AND INSURANCE

         SECTION 9.1 INDEMNIFICATION. Each party shall defend, indemnify and hold harmless the other, its officers, directors, employees, shareowners, affiliates, successors and assigns from and against any and all liability, losses, costs, expenses, fees (including reasonable attorneys fees), judgments, claims (including governmental investigations and enforcement proceedings) and damages arising out of or resulting from (1) any alleged action or omission which would constitute a breach by the other party of its representations, warranties, responsibilities or obligations under the Agreement; (2) any allegedly illegal acts or omission of the other party in connection with its performance of this Agreement; or (3) any willful or negligent acts or omissions of the other party relating to the manufacture, sale, labeling, advertising, use or consumption of any Product hereunder.

         SECTION 9.2 INSURANCE.

         (1) Minimum Coverage. Vlasic shall maintain, at all times during the Term of this Agreement, insurance in the amounts set forth below:

                  (i) Commercial general liability insurance (including products liability and contractual liability coverage) at $2,000,000 per occurrence combined single limit and $3,000,000 in the aggregate.

                  (ii) An umbrella excess insurance policy with a limit not less than $25,000,000 per occurrence, $25,000,000 general aggregate combined single limit.

                  (iii) Commercial automobile liability insurance at $2,000,000 per occurrence combined single limit.

                  (iv) Workers' compensation insurance as required by applicable law.

                  (v) Employer's liability insurance at $500,000 per accident, per disease and per employee.

         (2) Quality. Such insurance must (i) be maintained with insurers with a Best's rating of at least "A-" and reasonably acceptable to Campbell, (ii) be in the name of Vlasic, (iii) include Campbell as an additional insured under the commercial general and umbrella/excess liability policies, and
(iv) be primary to any insurance maintained

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by Campbell. Vlasic may discharge its obligations hereunder through self-insurance with Campbell's consent.

         (3) Certificate. At proof of such coverage, Vlasic shall annually provide to Campbell a certificate for the insurance stating the following information: (i) name of the insurance company and the policy number, (ii) policy period, (iii) named insured and address, (iv) description of coverage,
(v) policy limits, (vi) description and location of covered operations, (v) name and address of certificate holder, (vi) notice of cancellation provision, and
(vii) authorized signature and date. In addition, each certificate must state that the insurance reflected by such certificate will not be canceled unless thirty (30) days' prior written notice has been given to Campbell. The failure of Vlasic to provide such certificates to Campbell shall not be deemed a waiver by Campbell of Vlasic's insurance requirements. Failure to obtain and maintain insurance will be considered a material breach.

         SECTION 9.3 LIABILITY FOR DAMAGES.

         (A) EXCEPT TO THE EXTENT SET FORTH IN SECTION 9.3(b), IN NO EVENT DOES SUPPLIER ASSUME ANY LIABILITY FOR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS, PUNITIVE DAMAGES, OR ANY STATUTORY DAMAGES WHICH PROVIDE FOR CONSEQUENTIAL DAMAGES, LOSS OF PROFIT OR PUNITIVE DAMAGES) RESULTING FROM OR RELATING TO DELIVERY TO PURCHASER OF NON-CONFORMING PRODUCT OR RESULTING FROM OR RELATING TO THE PERFORMANCE OF THIS AGREEMENT OR A BREACH HEREOF AND PURCHASER WAIVES ANY CLAIM FOR ANY SUCH DAMAGES. FOR AVOIDANCE OF DOUBT, CONSEQUENTIAL DAMAGES SHALL NOT INCLUDE DIRECT OR INCIDENTAL DAMAGES.

         (b) Notwithstanding the foregoing, the limitations on consequential damages contained in Section 9.3(a) shall not apply to:

                  (i) costs incurred by Purchaser in manufacturing any final products into which Purchaser incorporated Non-Conforming Product, provided that Supplier shall not be liable for the proportion of such costs attributable to the negligence or willful misconduct of Purchaser or its employees, agents, representatives or contracts (other than Supplier) with respect to the Non-Conforming Product or the final product in question;

                  (ii) lost profits that result from cancellation of sales involving Non-Conforming Product, to the extent that such cancellations resulted from

                  Non-Conforming Product received from Supplier. Purchaser shall not be entitled to recover such lost profits to the extent that cancellations of sales are due to the negligence or willful misconduct of Purchaser or its employees, agents, representatives or contractors (other than Supplier). Any recovery of lost profits to which Purchaser is entitled under this Section shall be limited to profits arising out of cancellation of existing orders and shall not include lost profits contemplated from anticipated or prospective sales;

                  (iii) in the event that (1) Purchaser institutes a recall of a product, and (2) such recall is the result of Supplier's delivery of Non-Conforming Product, then Purchaser shall be entitled to recover from Supplier its direct costs involved in conducting such recall; provided that Purchaser shall not be entitled to recover recall costs to the extent the scope of the recall is broader than is reasonably necessary to assure the return of all Non-Conforming Product and products which incorporate Non-Conforming Products (it being agreed that the scope of a recall required by a regulatory agency shall be deemed reasonable); and provided further that Supplier shall not be liable for the proportion of recall costs attributable to the negligence or willful misconduct of Purchaser, or its employees, agents, representatives or contractors (other than Supplier). Direct costs shall include reasonable costs (including compensation for the time of the employees and agents of Purchaser reasonably spent with respect to such recall) incurred in providing notice of recall, retrieval and disposal of recalled product, and replacing recalled product or refunding the purchase price therefor. For avoidance of doubt, Purchaser shall not be entitled to recover from Supplier other costs associated with any such recall, including but not limited to, loss of goodwill, public relations costs, diminution of stock value, and, except as provided in this Subsection, lost profits; and

                  (iv) Supplier's breach of any covenant or obligation under this Agreement, provided that (1) Purchaser establishes, beyond a reasonable doubt, that such breach occurred as a direct result of a malicious and bad faith decision of senior management of Supplier to intentionally breach such covenant or obligation under this Agreement, and (2) for avoidance of doubt, this Subsection shall not apply to any breach by Supplier of any representation or warranty made by Supplier in this Agreement, including without limitation any product warranty.

The exceptions contained in this Section are cumulative and not mutually exclusive.

It is the understanding of the parties that Purchaser does not perform a statistical sampling of products but rather performs a representative sampling of Products.

Purchaser's reliance on such representative sampling process shall not, for purposes of Section 9.3(b)(i), (ii) and (iii), be deemed negligence.

Except as provided in this Section, in the event of a breach of this Agreement by Supplier, Purchaser shall be entitled to pursue, in addition to any remedies specifically provided herein, all further remedies then available under the applicable state Uniform Commercial Code or otherwise available at law or in equity, including recovery of incidental damages.

                                   ARTICLE TEN
                              TERM AND TERMINATION

         SECTION 10.1 TERM. Unless terminated earlier, this Agreement shall become effective on the Effective Date and shall terminate on March 29, 2000 ("Term").

         SECTION 10.2 EARLY TERMINATION.

         (1) By Campbell. Campbell shall have the right to immediately terminate this Agreement, without penalty and without prejudice to any other right or remedy it may have, if (i) Vlasic breaches or otherwise fails to perform its obligations under Section 2.1 hereof and fails to correct such default or breach within ten (10) days after Campbell has provided Vlasic with written notice of such default, or (ii) there is a change of control of Vlasic and Campbell reasonably deems the new controlling party of Vlasic incompatible with Campbell's objectives under this Agreement.

         (2) By Either Party. Either party shall have the right to immediately terminate this Agreement, without penalty and without prejudice to any other rights and remedies it may have, if: (i) the other party fails to perform any material provision of this Agreement and the failure is not corrected within thirty (30) days after the other party gives the defaulting party notice of the breach, (ii) the other party persistently commits any breach of a term of this Agreement and fails to correct such breach within ninety (90) days after first receiving notice of such breach from the other party, (iii) either party is subject to a Bankruptcy Event or (iv) the other party is unable to perform for a period of six months or more due to a Force Majeure Event.

         (3) Remedies Upon Default. Termination or expiration of this Agreement by either party shall not limit or otherwise affect the remedies of the non-defaulting or non-breaching party against the defaulting or breaching party. In the event that either party is in material default under any of the terms or conditions of this Agreement or has materially breached any of its representations or warranties in this Agreement, the non-defaulting or non-breaching party shall be entitled to pursue, in addition to any remedies specifically provided herein, all further remedies then available at law or in equity.

         (4) Effect of Termination. Within thirty (30) days following the termination or expiration of this Agreement, the parties shall settle all amounts owed as provided therein. In the event of a termination as a result of a breach of this Agreement by Vlasic, Campbell shall have no further liability with respect to the minimum case obligation set out in Section 2.1 after such termination date.

         SECTION 10.3 RESULTS OF TERMINATION.

         (1) The rights of termination under this Agreement by either party shall be in addition and without prejudice to any other rights to which such party may be entitled at law or under this Agreement by way of damages, accounting or otherwise, and any such termination shall not affect such party's right to any other remedies to which it may be entitled by reason of any breach hereunder at the date of such termination. Upon termination or expiration of this Agreement, Vlasic shall immediately cease producing Products and shall also cease using all confidential information and other proprietary data pertaining to Campbell but shall continue at all times to take all necessary measures and use its best efforts in order to protect the confidentiality of such data and information, and shall return any confidential information pertaining to Campbell in accordance with the provisions of this Agreement.

         (2) Within ten (10) days of termination or expiration of this Agreement Campbell shall:

         (i) purchase from Vlasic at Vlasic's cost (which cost includes deductions for discounts and rebates), F.O.B. Vlasic's loading docks at Vlasic's Omaha, Nebraska facility reasonable quantities of ingredients, labels and case materials required for Products, provided that such ingredients are not reasonably useable elsewhere in Vlasic's operations. Campbell agrees that Vlasic may purchase reasonable, economical quantities of such ingredients, and packaging materials during the term of this Agreement, having regard to the forecasts provided by Campbell to Vlasic pursuant to this Agreement; and

         (ii) purchase from Vlasic all remaining reasonable quantities of Products produced hereunder having regard to the forecasts provided by Campbell to Vlasic pursuant to this Agreement.

         SECTION 10.4 OPTION ON EQUIPMENT. Upon expiration of the Term or earlier termination of this Agreement, Campbell has the right to purchase one or more of those groups of assets specified in a schedule to be mutually agreed on as recommended by the Committee within thirty (30) days of the Effective Date at a purchase price of net book value on the date this Agreement ends. If Campbell exercises this option, removal and removal costs of the lines, together with the costs of repairing the Facility to return it to USDA standards and the costs of downtime for other Vlasic lines affected by the removal and repair will be Campbell's responsibility. If Campbell elects to purchase one or more of the groups of assets, the parties agree that any non-compete covenant in Section 8.4 related to such group(s) of assets will continue for an additional twenty-four (24) months after the termination of this Agreement. During the second Contract Period of this Agreement, the parties acknowledge that Campbell may elect to exercise its option on certain equipment before the expiration of the Term and Vlasic and Campbell agree to negotiate in good faith the terms of any such exercise by Campbell; provided that Campbell's obligation to purchase the minimums set out in Section 2.1 will not be affected by any early exercise under this paragraph.


                                 ARTICLE ELEVEN
                                 CONFIDENTIALITY

         SECTION 11.1 CONFIDENTIALITY. Vlasic and Campbell may provide to each other certain confidential, proprietary and/or trade secret information and material relating to the Products (including but not limited to the Specifications, the financial terms of this Agreement, equipment, processes, and internal financial data is deemed by the parties to be confidential. It is understood that unauthorized disclosure or use, whether intentional or unintentional, of any of such confidential information may be detrimental to the disclosing party. Accordingly, both parties agree:

         (1) Not to use any of the confidential information received from the other party for any purpose other than in connection with this Agreement.

         (2) To maintain all of the confidential information in confidence and not to disclose any portion of such information to any person or entity other than each party's representatives (which term shall include such party's directors, officers, employees, agents and advisors) who must use the information in connection with this Agreement.

         (3) To cause each of the party's representatives who has access to the confidential information to comply with the terms and provision of this Agreement in the same manner as each party is bound hereby, with each party remaining responsible for the actions and disclosures of such representatives.

In no event shall the confidential information described in this Section include any information which has come within the public domain through no fault of or action by the recipient, or been rightfully made available to recipient on a non-confidential basis or been independently developed or created by the recipient.

         SECTION 11.2 REQUESTS TO DISCLOSE. If any recipient of such confidential information or anyone to whom a party transmits confidential information pursuant to this Agreement becomes legally compelled by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to disclose any confidential information, such recipient will promptly notify the other party so that it may seek a protective order and/or waive compliance with the provisions of this Agreement. If such protective order is not obtained, or if the other party waives compliance with the provisions of this Agreement, the recipient will furnish only that portion of the confidential information which is legally required, and the recipient will exercise its best efforts to obtain reliable assurance that the confidential information will be accorded confidential treatment.

         SECTION 11.3 RETURN OF CONFIDENTIAL INFORMATION. Upon the written request of a party which has disclosed information covered by Section 11.1 which has been recorded by either party in written, printed or other tangible form, all such available information and all copies thereof, including samples or materials, shall be returned to the party that disclosed such information.

         SECTION 11.4 SURVIVAL OF CONFIDENTIALITY PROVISIONS. The provisions of this Article 11 shall survive the termination or expiration of this Agreement.


                                 ARTICLE TWELVE
                               DISPUTE RESOLUTION

         SECTION 12.1 DISPUTE RESOLUTION.

         (1) Resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, statute or otherwise, including, but no limited to, disputes in connection with claims by third parties (collectively, "Disputes"), shall be subject to the provisions of this Section 12.1; provided, however, that nothing contained herein shall preclude either party from seeking or obtaining (i) injunctive relief or (ii) equitable or other judicial relief to enforce the provisions hereof or to preserve the status quo pending resolution of Disputes hereunder.

         (2) Either party may give the other party written notice of any Dispute not resolved in the normal course of business. The parties shall attempt in good faith to resolve any Dispute promptly by negotiation between executives of the parties who have authority to settle the controversy and who are at a higher level of management than the persons with direct responsibility for administration of this Agreement. Within 30 days after delivery of the first notice, the foregoing executives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary for a period not to exceed 15 days, to attempt to resolve the Dispute. All reasonable requests for information made by one party to the other will be honored. If the parties do not resolve the Dispute within such 45 day period (the "Initial Mediation Period"), the parties shall attempt in good faith to resolve the Dispute by negotiation between (i) in the case of Campbell, the Chief

Financial Officer or the Vice President - Treasurer and (ii) in the case of Vlasic, the Chief Financial Officer (collectively, the "Designated Officers"). Such officers shall meet at a mutually acceptable time and place (but in any event no later than 15 days following the expiration of the Initial Mediation Period) and thereafter as often as they reasonably deem necessary for a period not to exceed 15 days, to attempt to resolve the Dispute.

         (3) If the Dispute has not been resolved by negotiation within 90 days of the first party's notice, or if the parties failed to meet within 30 days, or if the Designated Officers failed to meet within 60 days, either party may commence any litigation or other procedure allowed by law.


                                ARTICLE THIRTEEN
                                     GENERAL

         SECTION 13.1 CONFLICTING DOCUMENTS. To the extent that any purchase orders, invoices, sales receipts, shipping documents, forms, billing documents or other similar documents issued in connection with the sale of Products hereunder contain terms or conditions which conflict with, or derogate from this Agreement, they shall be null and void and the terms of this Agreement shall control.

         SECTION 13.2 NOTICES. All notices, requests, claims, waivers, consents, approvals or other communication hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery by hand, by reputable overnight courier service, by facsimile transmission, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section listed below:

                   If to Campbell:
                            Campbell Soup Company
                            Campbell Place
                            Camden, New Jersey 08103-1799
                            Fax:  (609) 342-5999
                            Attention: Vice President - Global Food Service

                   With copies to:
                            Campbell Soup Company
                            Campbell Place
                            Camden, New Jersey 08103-1799
                            Fax:  (609) 342-3936
                            Attention:  General Counsel

                   If to Vlasic:
                            Vlasic Foods International Inc.
                            P.O. Box 5071
                            Cherry Hill, NJ  08034-5071
                            Fax: (609) 342-4804
                            Attention:   General Manager - Frozen Food Division

                   With copies to:
                            Vlasic Foods International Inc.
                            P.O. Box 5071
                            Cherry Hill, NJ  08034-5071
                            Fax: (609) 342-4804
                            Attention:  General Counsel

or to such other address as any party may, from time to time, designate in a written notice given in a like manner. Notice given by hand shall be deemed delivered when received by the recipient. Notice given by mail as set out above shall be deemed delivered five calendar days after the date the same is mailed. Notice given by reputable overnight courier shall be deemed delivered on the next following business day after the same is sent. Notice given by facsimile transmission shall be deemed delivered on the day of transmission provided telephone confirmation of receipt is obtained promptly after completion of transmission.

         SECTION 13.3 INDEPENDENT CONTRACTOR. This Agreement shall not constitute or give rise to a partnership between the parties. All activities by Vlasic hereunder shall be carried on by Vlasic as an independent contractor and not as an agent for Campbell. All activities by Campbell hereunder shall be carried on by Campbell as an independent contractor and not as an agent for Vlasic. Neither party shall have, nor represent that it has, the power to bind the other party to this Agreement.

         SECTION 13.4 GOVERNING LAW. This Agreement shall be construed and governed in accordance with the laws of the State of New Jersey, without giving effect to the conflict of law principles thereof.

         SECTION 13.5 ENTIRE AGREEMENT. This Agreement constitutes the entire understanding of the parties and supersedes any prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof. All Schedules annexed hereto are hereby incorporated by reference and made a part of this Agreement as if set forth herein.

         SECTION 13.6 SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party may, directly or indirectly, license, subcontract, assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party hereto; except that Campbell may assign this Agreement and any rights and obligations hereunder to its Affiliate, CFDC Inc., a Pennsylvania corporation.

         SECTION 13.7 SEVERABILITY. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto agree that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

         SECTION 13.8 NO OTHER BENEFICIARIES. This Agreement is being made and entered into solely for the benefit of Vlasic and Campbell, and no party intends hereby to create any rights in favor of any other person, as a third party beneficiary of this Agreement or otherwise.

         SECTION 13.9 WAIVERS AND AMENDMENTS. This Agreement may not be altered or amended, nor may rights hereunder be waived, except by writing executed by the party or parties to be charged with such amendment or waiver. No waiver of any term, provision or condition of or failure to exercise or delay in exercising any rights or remedies under this Agreement shall be deemed to be, or construed as, a further or continuing waiver of any such term, provision, condition, right or remedy or as a waiver of any other term, provision or condition of this Agreement.

         SECTION 13.10 FORCE MAJEURE. Neither party shall be liable for, or deemed to be in default hereunder or subject to any remedies of the other party as a result of, delays or performance failures due to fire or other acts of God, strikes, riots or similar causes beyond such party's reasonable control, and without the fault or negligence of Vlasic or Campbell (each a "Force Majeure Event"). Vlasic acknowledges that the assurance of supply of Products to Campbell is of fundamental importance. When Vlasic has reason to believe that deliveries of Product will not be made as scheduled, Vlasic shall use all reasonable efforts to assist Campbell in securing alternative supplies of Product, including using its commercially reasonably best efforts to supply Products from Vlasic's other facilities. In the event any Force Majeure Event extends for six (6) months or more, Campbell shall have the right to terminate this Agreement by giving written notice to Vlasic.

         SECTION 13.11 SPECIFIC PERFORMANCE. The parties acknowledge and agree that a remedy at law for any breach, or threatened breach, of any material provision of this Agreement will be inadequate and, accordingly, the party affected by such breach shall, in addition to any other rights and remedies which such party may have, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to such breach or threatened breach, as may be available from any court of competent jurisdiction. Such right to obtain equitable relief may be exercised, at the option of the affected party, concurrently with, prior to, after, or in lieu of, the exercise of any other rights or remedies which the affected party may have as a result of any such breach or threatened breach.

         SECTION 13.12 FURTHER ASSURANCES. Each party shall execute such other instruments, give such further assurances and perform such acts which are or may become necessary or appropriate to effectuate and carry out the provisions of this Agreement.

         SECTION 13.13 ANNOUNCEMENTS. During the Term of this Agreement and thereafter, neither party hereto shall make or allow any public announcement or other disclosure to anyone regarding this Agreement or the terms hereof, unless such announcement or disclosure is approved in advance as to form, substance and timing by the other party hereto.

         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

                         CAMPBELL SOUP COMPANY


                         BY:  /S/ BASIL ANDERSEN

                         TITLE:    EXECUTIVE VICE PRESIDENT & CEO


                         VLASIC FOODS INTERNATIONAL INC.


                         BY:  /S/ ROBERT F. BERNSTOCK

                         TITLE:    PRESIDENT & CEO